Mail Stop 3561   October 11, 2007

Thomas M. Livia, President
PC Universe, Inc.
504 NW 77th Street
Boca Raton, Florida 33487

        Re: PC Universe, Inc.
                Form 10
                Filed September 11, 2007
                File No. 0-52804

Dear Mr. Livia:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that your registration statement will automatically become effective sixty days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

2. Please provide the information required by Item 305 of Regulation S-K. Refer to Item 2 of Form 10.

Special Note Regarding Forward-Looking Statements, page ii

3. Please be aware that the statutory safe harbor provision for forward-looking statements does not apply to forward-looking statements made with respect to the business or

operations of a penny stock issuer. See Section 21E(b)(1)(C) of the Securities Exchange Act of 1934. As it appears you are a penny stock issuer, please revise to eliminate any reference to the Private Securities Litigation Reform Act of 1995.

Item 1. Description of Business, page 1

History of the Business, page 1

4. Please eliminate language here and throughout your document that is "puffing" or self-serving, such as "cost-effectively" improving, "quality" personnel and "exclusive" TechPoints.

5. Please explain the significance of being named one of the Top 500 Internet Retailers by Internet Retailer magazine. Also explain the "Retail Standard of Excellence" award. Please provide us with supporting materials.

6. In the second paragraph you state that Poker TV with whom you merged in June 2006 was a shell corporation with no assets, liabilities or material operations. An article on the internet entitled "Poker TV Network, Inc. Officially Merges with PC Universe, Inc." states that Poker TV Network, Inc. executives hoped the services provided by PC Universe will "boost their programming." Please fully describe Poker TV's activities before and after the reverse merger, including its various corporate reorganizations.

7. Indicate the business reason(s) for the merger and whether it was an arms-length transaction.

8. We note that Poker TV filed a Form 15 on June 13, 2006 following a delinquency letter dated March 16, 2006. However, it does not appear that Poker TV has filed its required reports under Section 13(a) of the Securities Exchange Act of 1934. Please advise. Also, please disclose on page 5 under Available Information that Poker TV is delinquent in its reporting obligations.

Industry Background, page 1

9. You state that you operate as a value-added reseller and direct marketer within the information technology market. Please explain "value-added reseller" in terms understandable to a lay investor.

10. You also state you offer technology products as well as professional technology services. Where appropriate in your Description of Business, please describe in reasonable detail your technology products and services. You should not assume that an investor will be familiar with the information technology market or IT jargon.

11. Please provide us with support, appropriately marked and dated, for the key trends you list in the bullet points on page 2. Clearly explain why you believe each trend represents an opportunity for your business.

Key Target Markets, page 2

12. Please provide us with support, appropriately marked and dated, for the census information and IDC Research estimates you discuss.

13. Indicate whether your market is focused on the south Florida area or some other area of the country, and discuss any risks associated with concentrating on a specific geographic market..

14. Discuss the effect the current housing crisis, economic conditions and potential recession has and may have on the growth of the small and medium business market on which you depend.

15. State that you believe you have an extensive product selection and attractive product pricing. Please provide us with support for your belief.

16. Please provide us with support, appropriately marked and dated, for your belief that technology spending is increasing in the areas you describe in the third paragraph. Also provide us with support for your belief that no single competitor is effectively satisfying all the technology needs of the SMB customer.

Business Strategy, page 2

17. You state that your business strategy is to become a primary source for IT solutions for growing businesses. Indicate that economic conditions dictate whether businesses will be growing.

18. You also state you intend to build the PC Universe brand into a well known and trusted source for hardware, software, technical services and IT outsourcing. Indicate that you face intense competition in this regard.

19. Please eliminate the following statements as they are self-serving:
    - "We believe our culture and operational effectiveness will ensure the highest levels of customer satisfaction."
    - "We believe we hold a unique position in the technology industry as a national "Online Value Added Reseller ("VAR")."
    - "Our strategy couples our e-commerce expertise with our IT experience as a VAR to be a total solutions provider delivering both IT products and professional technology services to businesses and consumers."

20. Please explain the statement that you are leveraging your e-commerce platform to grow both the SMB and consumer customer segments.

Growth Strategy, page 2

21. You state that you plan to grow organically and externally through the pursuit of strategic acquisition opportunities. Indicate whether you are presently contemplating or negotiating any acquisitions and, if so, please describe.

22. Please describe the increased growth you are experiencing from new online marketing channels and your new internal SMB sales team. Indicate how many additional corporate and SMB sales account managers you have recruited.

23. Please revise the discussion of the key elements of your growth strategy so as to eliminate industry jargon and make it understandable to the average investor. Explain, for example, your "Online VAR" model/strategy, "de-fragment technology buying habits," "corporate extranet," "active sourcing logic," etc.

24. Please revise your growth strategies to provide a timeline for achieving each of them, indicate the cost involved and state with specificity how you plan to execute them.

Sales and Marketing, page 3

25. You indicate you sell and market to large businesses, SMBs, the government, educational institutions, military personnel and the general public. Indicate the approximate percentage of your sales to each of these entities.

26. Explain "targeted lead generation programs."

27. Describe in further detail how your marketing activities are funded. Explain the "other requirements" you refer to and whether you favor the sales of products from certain manufacturers.

E-Commerce, page 4

28. The advantages you describe use a significant amount of computer jargon. Please explain in less technical terms. State whether your competitors offer similar advantages.

29. Please explain whether a web user can play poker or other games from your websites. If so, please discuss the extent to which your websites are utilized in this regard.

30. We note from the internet that you have described activities such as disaster planning and recovery and voice over IP that you do not describe in your document. Please advise or revise.

31. Please provide support for your statement that you have established vendor and distributor relations, efficient operations, and advanced sourcing technology. Absent such support, please delete.

Employees, page 5

32. Indicate the various capacities in which your employees are employed and how many serve in each capacity. For example, how many are involved in distribution of your products, sales, technical support, etc.

Item 1A. Risk Factors, page 6

33. Please revise the headnote to state you are setting forth the material risks the company faces.

34. Many of your risk factor captions merely state facts and do not concisely describe the risks. For example:
   • We are exposed to inventory risks.
   • We are dependent on manufacturers and distributors.
   • We may experience a reduction in the incentive programs offered by vendors.
   • We face and will continue to face significant price competition.
   • We rely on the continued development of electronic commerce and internet infrastructure development.
   • Our business may be harmed by fraudulent activities on our web sites.

   Please generally review your risk factor captions to ensure they clearly describe the discrete material risks to you or your investors.

Selected Financial and Other Data, page 15

35. We note that statement of operations data for 2005 and 2004 differs from the audited financial statements included in the filing. We also note that the recapitalization disclosed in Note 1 to the audited financial statements has not been retroactively reflected in the common stock and additional paid-in capital line items in balance sheet data on page 16. Refer to the comments on your audited financial statements below and revise as appropriate.

36. It appears that dividends are not presented in thousands on a basis consistent with other selected financial data presented. Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Overview, page 17

37. Please expand this section to include in reasonable detail the economic or industry-wide factors relevant to your company and provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which management is most focused for both the short and long term as well as the actions you are taking to address those opportunities, challenges and risks. For example, discuss your recent history of operating losses and provide a balanced executive-level discussion of your business and growth strategies disclosed on page 2. See Item 303 of Regulation S-K and the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, available on our web site at http:www.sec.gov/rules/interp/33-8350.htm.

Critical Accounting Policies, page 17

38. Please revise to provide an analysis of the uncertainties involved in applying your critical accounting policies or the variability that is reasonably likely to result from their application. Also provide quantitative information when quantitative information is reasonably available and that will provide material information for investors. Refer to SEC Release No. 33-8350.

Results of Operations, page 19

39. Please revise your discussions of net sales and services to disclose the extent to which increases in net sales and services are attributable to increases in prices or to increases in volume or amount of goods and services being sold or to the introduction of new products or services. Refer to paragraph (a)(3)(iii) of Item 303 of Regulation S-K.

40. Reference is made to your disclosure on page 7 regarding the decrease in the level of co-op advertising support available from certain manufacturers in the past year. Please include a discussion of the impact of changes in co-op advertising support on your operating results for each of the periods presented.

41. Please disclose the reasons for changes in the income tax provision and effective tax rate in your discussion of the income tax provision for each period presented.

Liquidity and Capital Resources, page 21

42. Please revise to provide a more informative discussion of liquidity, capital resources and cash flows that addresses to the extent material the following:

- historical information regarding internal and external sources of liquidity;

- known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on income or result in your liquidity decreasing or increasing in any material way;

- information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance;

- an evaluation of the amounts and certainty of cash flows; and

- the existence and timing of commitments for capital expenditures.

Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Cash Flows, page 22

43. Please revise to include a discussion of cash flows from operating, investing and financing activities for each of the years and interim periods covered by your financial statements. This expanded discussion should focus on primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. For example, you should identify increases or decreases in each working capital component that had the effect of materially increasing or decreasing your operating cash flows in a period and discuss the operational reasons for the changes. Also, you should discuss your historical financing arrangements, including equity offerings, in each period and their importance to cash flows. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Contractual Obligations, page 22

44. Please include long-term debt and related interest payment obligations in the table of contractual obligations. Refer to paragraph (a)(5) of Item 303 of Regulation S-K.

Management, page 24

45. Please revise the biographies to remove information not required by Item 401 of Regulation S-K or that is "puffing" in nature, such as:
- "Mr. Stern was instrumental in assisting in Innovation's growth from $2 million to over $80 million in annual revenues in just four years."
- "Mr. Stern has extensive experience in channel sales and marketing."
- "While at Mathsoft, [Mr. Labinski] established the infrastructure of the finance department that created the financial model that enabled Mathsoft to grow and ultimately provide investors an excellent return multiple."

- Ms. Kania …was responsible for achieving profitable growth of e-commerce and direct marketing/catalog operations."

Item 6. Executive Compensation, page 25

46. You state that the board of directors constructs compensation packages that are akin to those of executive officers with similar positions in comparable companies and that it seeks to provide compensation packages that are competitive within your markets and the financial services industry. This appears inconsistent with the statement that it does not establish peer groups and does not set compensation levels based on any predetermined benchmarks for total compensation or any individual element of compensation. Please reconcile these statements. See Item 402(b)(2)(xiv) of Regulation S-K. Also, it is unclear why you review compensation packages that are competitive within the financial services industry when you operate in the computer industry. Please disclose the reasons for reviewing compensation packages for the financial services industry, and analyze how this affects your decisions to increase or decrease compensation amounts.

47. Please expand your disclosure to analyze fully the factors set forth in Item 402(b)(1) of Regulation S-K. Please clarify how you established the salary levels included in the employment agreements.

48. To the extent bonuses will be tied to the company's performance over a specified period, you should include such amounts in non-equity incentive compensation. See Item 402(a)(6)(iii) and 402(c)(2)(vii) of Regulation S-K.

49. Please explain how base salaries are set initially upon hire based predominantly on market data and are adjusted based on market trends, your overall performance and individual contributions to your performance.

50. Please advise us of your general financial goals relating to various performance metrics. It appears that you should disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

2006 Summary Compensation Table, page 26

51. Please disclose the nature of the amount under all other compensation as it relates to Ms. Kania. It is unclear whether the amount relates to consulting fees or some other form of compensation.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 29

52. Please provide the disclosure required by Item 404(b) of Regulation S-K regarding your policies for the review, approval or ratification of transactions with related persons.

53. State whether the terms of the related party transactions are comparable to terms with unrelated third parties.

Item 10. Recent Sales of Unregistered Securities, page 31

54. Please show us how to reconcile the 2006 transactions to the statement of stockholders' equity on page F-5.

55. Please explain to us why the shares issued in the merger with PCU, including shares issued as broker/finders fees, are not set forth in the table of securities issued within the past three years which were not registered under the Securities Act. Refer to Item 701 of Regulation S-K.

Item 15. Financial Statements and Exhibits, page 35

56. You state that confidential treatment of certain redacted portions of an agreement has been requested, but it is unclear from the exhibit index which agreement will be the subject of the confidential treatment request. Please advise or revise.

Annual Financial Statements

57. We note that you did not file a Form 8-K with respect to the acquisition of PCU as required by Item 2.01 of Form 8-K. We also note that you did not file the financial statements of PCU for the periods specified in Rule 3-05(b) of Regulation S-X or the pro forma financial information that would be required pursuant to Article 11 of Regulation S-X. Please file a Form 8-K or tell us why you are not required to do so. Refer to Items 2.01 and 9.10 of Form 8-K.

Report of Independent Registered Public Accountants, page F-2

58. We note Schedule II on page F-14 filed in accordance with Rule 5-04 of Regulation S-X. The report should refer to the supplemental schedule furnished pursuant to Rule 5-04 and Article 12 of Regulation S-X. Alternatively, a separate report on the schedule may be included with the schedule. Please revise accordingly.

Balance Sheet, page F-3

59. Please disclose the balances of major classes of depreciable assets at each balance sheet date in accordance with paragraph 5.b. of APB 12.

Statements of Operations, page F-4

60. We note your disclosure on page 4 and elsewhere that you provide technical services. Please tell us the amount of revenues from technical services for each year presented. If revenues from services exceeds 10 percent of total revenues from net sales and services please state separately revenues, and related costs and expenses, from sales of tangible products and technical services on the face of the statement. Refer to Rule 5-03(b) of Regulation S-X. Please also revise the table of revenues as a percentage of net sales and services on page 19 and your discussions of net sales and services and gross profit in management's discussion and analysis of results of operations on pages 19-21 as appropriate.

61. Please revise to include a subtotal of income (loss) before income tax expense and to present the provision for income taxes as a single line item. Refer to paragraphs 10 and 11 of Rule 5-03 of Regulation S-X. Please similarly revise the unaudited statement of operations on page F-16.

Statement of Stockholders' Equity, page F-5

62. Please revise to give retroactive effect to the recapitalization disclosed in Note 1 and the reverse stock split disclosed in Note 6. In that regard:

- the number of shares of common stock outstanding as of the beginning of earliest period presented should represent the number of shares of common stock issued to the stockholders of PCU on a post-split basis and the common stock and additional paid-in capital balances of PCU should be reclassified accordingly; and

- the number of shares of common stock retained by the stockholders of the shell corporation on a post-split basis should be reflected as an issuance of common shares on June 1, 2006 in return for the net assets of the shell corporation.

Please also revise the capital accounts on the face of the balance sheet on page F-3 and the earnings per share data on the face of statements of operations on pages F-4 and F-16 accordingly. Disclose the revisions as corrections of errors in accordance with paragraph 25 of SFAS 154 and label the restated financial information as "restated." If you believe revisions are not required, please advise in detail.

63. Please revise to present retained earnings as of the date your Sub-Chapter S election was terminated as additional paid in capital assuming a constructive dividend to owners followed by a contribution to capital to the corporation. Refer to SAB Topic 4:B.

64. We note that you paid dividends in 2004. Please tell us when the dividends were declared and how the dividends are reflected in the statement.

Notes to Financial Statements, page F-7

65. Please disclose revenues for each product and service or each group of similar products and services or tell us why such disclosure is impracticable. Refer to paragraph 37 of SFAS 131. If disclosure of information about products or services is impracticable please disclose that fact.

Note 1 – Nature of Operations, page F-7

66. Please disclose that the comparative historical financial statements presented are a continuation of the financial statements of PCU and that the capital structure of the consolidated company is now different from that appearing in the historical financial statements of PCU in earlier periods due to accounting for the merger as a recapitalization.

67. Please tell us the nature and extent of operations conducted by The Poker TV Network prior to the merger. Please also provide us with a summary of the assets and liabilities of The Poker TV Network as of the merger date. In addition, tell us the extent to which you plan to continue the operations of The Poker TV Network.

Note 2 – Summary of Significant Accounting Polices, page F-7

68. Reference is made to your disclosure on pages 1 and 18 in respect of your TechPoints customer loyalty program. Please disclose your accounting policy for the customer loyalty program. Also, explain to us how you allocate revenue to the awards earned under the program.

69. Reference is made to your disclosure on page 3 regarding the incentives and consideration received under your technical certifications and vendor sales authorizations. Please disclose your accounting policies for consideration received from your suppliers, including income statement classifications. In that regard, specifically disclose the types of consideration characterized as a reduction of costs of sales and the types of consideration characterized as a reduction of selling and advertising expenses and general and administrative expenses. Refer to EITF 02-16.

70. Please disclose the types of costs classified as cost of sales and services, selling and advertising expenses and general and administrative expenses. Refer to APB 22.

Inventories, page F-7

71. Please disclose the nature of the cost elements included in inventories. Refer to paragraph 6(b) of Rule 5-02 of Regulation S-X.

Advertising, page F-8

72. Please disclose your accounting policy for consideration received under vendor and distributor marketing development programs, co-op advertising programs and other programs referred to on page 3. If co-op advertising funds are included in revenues as indicated in the first paragraph of the overview on page 17, tell us your basis in GAAP for the classification. Also, tell us whether total advertising expenses disclosed are net of reimbursements received from vendors and distributors. If so, disclose the amounts of advertising reimbursements included in total advertising expenses. If material, please include a discussion of the impact of marketing development programs, co-op advertising programs and other programs in management's discussion and analysis of results of operations on pages 18-21.

Revenue Recognition, page F-8

73. Please disclose your revenue recognition policy regarding technical services. Also, tell us whether your arrangements with customers contain multiple deliverables that represent separate units of accounting. Please address the criteria in paragraph 9 and the considerations in paragraphs 11-16 of EITF 00-21 in your response to the extent necessary to justify your revenue recognition policy.

74. We note from your disclosure on page 4 that you deliver products under drop-shipping arrangements with your distributors and vendors. We also note the discussion of your revenue recognition policy in critical accounting policies on page 18 in regard to reporting revenue on a gross or net basis. Please revise to address the criteria used to determine whether you recognize sales of tangible products on a gross or net basis. Please also revise to disclose in detail how you recognize revenues under revenue sharing arrangements such as the arrangement with Amazon.com disclosed on page 1.

75. Please provide us with a description of the third party service and extended warranty contracts under which you recognize revenue at the time of sale versus over the contract period. Also, tell us the amount of revenues and gross profit from third party service and extended warranty contracts for each period presented. If material, please disclose revenues from third party service and extended warranty contracts in the table on page 19 and include a discussion of the impact of revenues from third party service and extended warranty contracts on gross profit in management's discussion and analysis of results of operations on pages 18-21.

Note 3 – Concentrations of Credit Risk, page F-10

76. Please revise to disclose the amount of revenues from each customer that accounted for 10 percent or more of your revenues for each year presented. Refer to paragraph 39 of SFAS 131.

Note 5 – Operating Lease Costs, page F-11

77. Please disclose how you recognize rent expense and account for rent escalations and leasehold improvement incentives.

Note 6 – Stockholders' Equity, page F-11

78. Please tell us how you accounted for the broker/finders fees associated with merger and the basis in GAAP for your accounting treatment. In doing so, tell us how you valued the shares of common stock issued and the line item in your financial statements that includes the fees.

Note 9 – Subsequent Events, page F-13

79. Please disclose the fair value of warrants issued in connection with the April 10, 2007 transaction and how fair value was determined. Also, please explain to us how to reconcile your disclosure of restricted stock issued on April 5, 2007, April 10, 2007 and May 31, 2007 to the amounts reflected in the statement of stockholders' equity on page F-17. In addition, explain to us how you derived the amounts of each of the transactions reflected in the statement of stockholders' equity on page F-17, and revise the statement as appropriate to clearly disclose each transaction.

Interim Financial Statements

Notes to Financial Statements, page F-19

80. Please disclose events subsequent to the end of the most recent fiscal year that had a material impact on your results of operations and financial position. For example, disclose the private placements and repayment of the note payable disclosed in the first paragraph under "Liquidity and Capital Resources" on page 21 and the equity transactions disclosed in Note 9 to your audited financial statements. The additional disclosure should include a discussion of the material terms of the transactions and include a description of the warrants issued to the selling agent. Refer to Article 10 of Regulation S-X.

81. Please disclose the impact, if any, that the adoption of FIN 48 had on your financial statements.

* * *

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at (202) 551-3240, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Bruce C. Rosetto, Esq.
       Blank Rome LLP
       Facsimile: (561) 417-8101